UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to Be Included In Statements Filed

Pursuant to Rule 13d-1(a) and Amendments

Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

International Shipping Enterprises, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

46032U 10 8

(CUSIP Number)

Angeliki Frangou

International Shipping Enterprises, Inc.

1225 Franklin Avenue, Suite 325

Garden City, New York 11530

(516) 240-8025

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 2, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 46032U 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Angeliki Frangou
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Greece

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power 11,812,522 shares 8. Shared Voting Power 0 9. Sole Dispositive Power 11,812,522 shares 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,812,522 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 29.6%
14.	Type of Reporting Person (See Instructions) IN

Schedule 13D

CUSIP No. 46032U 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Amadeus Maritime S.A., a Panama Corporation.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Panama

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power 3,333,140 shares 8. Shared Voting Power 0 9. Sole Dispositive Power 3,333,140 shares 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,333,140 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 8.35%
14.	Type of Reporting Person (See Instructions) CO

The purpose of this Amendment No. 3 to the Schedule 13D previously filed by Angeliki Frangou on December 16, 2004 (“Schedule 13D”) is to disclose the current number of shares of Common Stock (as defined below) of International Shipping Enterprises, Inc. Accordingly, only Items 3, 4 and 5, the only amended Items, are reported herein.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 1,773,500 shares of Common Stock of the Issuer purchased by Ms. Frangou on the open market and not previously reported on a Schedule 13D by Ms. Frangou was $10,048,758. The source of funding for the purchase of these shares of Common Stock was Ms. Frangou’s personal funds.

Item 4. Purpose of Transaction

Ms. Frangou has purchased 1,773,500 shares of Common Stock of the Issuer, not previously reported on a Schedule 13D, for an aggregate purchase price of $10,048,758. She intends, directly or indirectly, to continue to purchase the Common Stock, for an aggregate of up to $20,000,000 (including the shares reported on this current Amendment No. 3 to Schedule 13D). Ms. Frangou intends to vote any shares she acquires, together with the other shares which she beneficially owns and is entitled to vote, for the acquisition contemplated by the Issuer’s Proxy Statement/Registration Statement (Registration No. 333-124170), initially filed with the Securities and Exchange Commission on April 19, 2005.

Other than as set forth above, the Reporting Persons do not have any present intention to sell or transfer a material amount of assets of the Issuer, make a material change in the capitalization or dividend policy of the Issuer, make any other material change in the Issuer’s business or corporate structure, or make a change in the Issuer’s charter or bylaws, or otherwise have any present plans or proposals which relate to or would result in any of the matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) Ms. Frangou is the direct and indirect beneficial owner of an aggregate of 11,812,522 shares of Common Stock, such shares representing approximately 29.6% of the issued and outstanding shares of Common Stock of the Issuer (based upon 39,900,000 shares of Common Stock outstanding, as reported in the Issuer’s press release dated December 16, 2004). The number of shares beneficially owned by Ms. Frangou include 8,479,382 shares of Common Stock (approximately 21.25%) owned directly, and 3,333,140 shares of Common Stock (approximately 8.35%) owned indirectly, through Amadeus, which were included in the Units acquired by Amadeus (through IBG) in the IPO.

Ms. Frangou, through Amadeus, has the right to purchase up to an additional 6,666,280 shares of Common Stock upon exercise of the Warrants; provided, however, that the earliest that the Warrants may become exercisable is December 10, 2005. Since Ms. Frangou, either directly or through any affiliate, is restricted from acquiring such Common Stock within 60 days, she is not currently deemed to have beneficial ownership thereof.

(b) Ms. Frangou, directly and indirectly through Amadeus, has sole voting power and sole dispositive power over 11,812,522 shares of Common Stock.

The following table sets forth all transactions with respect to the shares of Common Stock not previously reported on a Schedule 13D by any of the Reporting Persons. The transactions described in the table were effected in the open market:

NAME	DATE	NO. OF SHARES PURCHASED	PRICE PER SHARE
Angeliki Frangou	06/02/05	49,100	$5.74
Angeliki Frangou	06/03/05	16,000	$5.72
Angeliki Frangou	06/06/05	120,000	$5.69
Angeliki Frangou	06/13/05	20,000	$5.70
Angeliki Frangou	06/14/05	216,400	$5.66
Angeliki Frangou	06/22/05	5,000	$5.53
Angeliki Frangou	06/22/05	5,000	$5.65
Angeliki Frangou	06/22/05	2,000	$5.67
Angeliki Frangou	06/23/05	500,000	$5.68
Angeliki Frangou	06/24/05	18,000	$5.68
Angeliki Frangou	06/30/05	822,000	$5.65

Item 7. Material to Be Filed as Exhibits

None.

Remainder of Page Intentionally Left Blank

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated: July 28, 2005	/s/ Angeliki Frangou
Angeliki Frangou

Amadeus Maritime S.A.

Dated: July 28, 2005	By:	/s/ Jose Silva
Mr. Jose Silva
President